August 7, 2009

Dr. Martine Rothblatt
Chairman of the Board and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed February 26, 2009
        File No. 000-26301

Dear Dr. Rothblatt:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-7

1. On page 69 you disclose that accounts payable and other current liabilities increased by $32 million due to various factors including increased construction activity. Accounts payable and other current liabilities for capital expenditures that have not been paid for at year-end should be presented as information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95 and tell us why you believe that your presentation complies with that guidance.

Notes to the Consolidated Financial Statements
15. License Agreements
Eli Lilly and Company, Page F-46

2. Tadalafil was approved for the treatment of pulmonary hypertension shortly after you signed agreements with Eli Lilly. Please address the following:

- Tell us whether there were alternative uses for this product as of the agreement date, whether you planned to conduct research and development for alternative uses and how you factored in possible alternative uses in your decision to write-off the $25 million paid for the right to develop tadalafil. Please refer to paragraph 11(c) of SFAS 2;
- Tell us the factors considered in writing-off the $125 million payment associated with the manufacturing and supply agreement, including the probability of success in commercializing tadalafil or alternative products assumed by management when they entered into the various agreements with Eli Lilly; and
- Tell us the factors considered in issuing common stock at a price equivalent to 90% of its quoted price in exchange for the $150 million in rights obtained under the various agreements. Please cite for us the authoritative accounting literature that you relied uponto discount the quoted price of your stock.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Dr. Martine Rothblatt
United Therapeutics Corporation
August 7, 2009
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant